Exhibit 10.4

November 5, 2008

Mr. Aaron L. Fisher
33 Nadworny Lane
Stonybrook, NY 11790

Re: Letter Agreement

Dear Aaron:

On August 30, 2006, you received an Offer Letter from Standard Microsystems Corporation (the “Company” or “SMSC”). As a result of Section 409A (“409A” or Section 409A”) of the Internal Revenue Code (the “Code”), SMSC wishes to confirm the terms of your continued employment as Senior Vice President of Products and Technology as follows:

•	Annual Base Salary of not less than $315,000.

•	Annual Incentive Bonus Target of 75% of base salary; initially $236,250. Your incentive bonus target for the Company’s fiscal year ending February 28, 2007 will be prorated based on the number of days you are employed by the Company during its fiscal year 2007. Generally, one-half of any bonus is paid in cash and one half is paid as a restricted stock award (“RSA”) vesting as follows: 25% per year for each of the first two years after the date of the grant, and the remaining 50% after the third year after the date of the grant. Your incentive bonus plan will be modified to provide for an additional annual over-plan bonus amount consistent with the current Management Incentive Plan currently in place and which is paid in cash after year-end. For a full year, this amount is currently 8% of base salary, or approximately $25,200, and which would be paid in cash. Your Annual Incentive Bonus Target will be reviewed upon your first employment anniversary date for a possible adjustment. Notwithstanding anything herein to the contrary, any annual bonus for a particular fiscal year shall be paid to you as soon as reasonably practicable following the end of such fiscal year and in any event no later than 2 1/2 months following the end of such fiscal year; provided that in the event payment of such bonus to you within such 2 1/2 month period is impracticable, either administratively or economically, as determined by the Company, payment of such bonus will be made as soon as practicable thereafter.

•	Monthly Car Allowance: $1,000

•	Your annual salary, annual incentive bonus target, and monthly car allowance may be reviewed and increased from time to time.

•	A hire-on bonus of $150,000 was paid in cash less applicable withholdings upon closing on a home on Long Island, NY. If you voluntarily resign your employment within three years of receipt of this bonus, you will be required to repay to SMSC this hire-on bonus on a prorata basis on or before your last date of employment without regard to any income taxes you may have paid or be responsible to pay relating to this bonus. This bonus shall be fully earned by you three years after receipt.

•	Eligibility for Company paid Individual Executive Life Insurance ($250,000 death benefit), subject to obtaining underwriting.

•	Eligibility for Company paid Individual Executive Disability Income Insurance (up to 1/3rd of salary), subject to obtaining underwriting.

•	Eligibility to participate in the Company’s Supplemental Executive Retirement Plan, which, if fully vested, provides for a retirement benefit of 35% of base salary for 10 years.

•	Eligibility for severance benefits as set forth below: If your employment is terminated for any reason other than “Cause”, or if your compensation or duties are reduced following a “Change of Control”, or upon a “Required Relocation” (hereinafter referred to as “Good Reason Terminations”), (each of which shall be deemed a “Severance Eligible Event”), then you shall receive severance in a single lump sum cash payment equal to 12 months base salary and the Company shall pay for the cost of continuing your health insurance benefits under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), to the extent you are eligible and elect such benefits, for a period of 12 months. In addition, any granted stock option, RSA or stock appreciation rights (“SARs”) that, but for such termination, would have become exercisable in accordance with its terms within 24 months of the date of such termination, shall become exercisable (or become unrestricted in the case of RSAs) upon any Change of Control or “Severance Eligible Event.” Such option or SAR shall remain exercisable for a period of 12 months following your employment termination date. With respect to the vesting of any stock option or SAR that occurs within 12 months from the date of grant, immediate vesting will only occur to the extent permitted under the provisions of the plan from which such stock option or SAR was granted. In addition, in the event your employment is terminated for any Severance Eligible Event upon a Change of Control, you will be paid a prorata portion of any earned incentive bonus for which you would have otherwise been eligible, based on the number of days employed by the Company during the Company’s then current fiscal year and restriction on all RSAs previously granted shall be removed. For purposes of this paragraph:

(a) “Cause” shall mean only a material violation of the terms of any of SMSC’s personnel policies or procedures, provided you have been given notice of the violation and a reasonable opportunity to cure such violation; a material misstatement contained in your employment application; commission by you of any crime or fraud against SMSC or its property or any crime involving moral turpitude or reasonably likely to bring discredit upon SMSC; or gross negligence or willful misconduct in the performance of your duties;

(b) A “Change in Control” of SMSC shall be deemed to have occurred upon the occurrence of one of the following events:

i.	The merger or consolidation of SMSC with or into any other corporation or entities whereby the shareholders of SMSC immediately before the transaction do not own at least 50% of the new entity;

ii.	SMSC is merged or consolidated with or into any other corporation or other entity, and at any time after such merger or consolidation is effected, the Continuing Directors do not or cease for any reason to constitute a majority of the board of directors either of the surviving entity, or of any entity in control of the surviving entity; or

iii.	All or substantially all of the assets of SMSC are sold or otherwise transferred to any other corporation or other entity, or more than 50% of the stock of SMSC is purchased by one entity, and at any time after such sale or other transfer is effected, the Continuing Directors do not or cease for any reason to constitute, a majority of the board of directors either of the entity which has acquired and owns such assets, or of any entity in control of the entity which has acquired and owns such assets.

In determining if a Change in Control occurs, the term “Continuing Directors” means any person who either: (i) was elected a member of the Board at any Annual Meeting of Stockholders of SMSC prior to the occurrence of a corporate event that is alleged to be a Change in Control; or (ii) whose election to the Board or nomination for election to the Board by SMSC’s stockholders was approved in advance by at least two-thirds of the Continuing Directors then in office; and

(c) A “Required Relocation” shall mean if you are required to relocate to a new position that is outside of Long Island or, in the event you are willingly transferred to another SMSC location, that is more than 75 miles from the location of your employment.

(d) You may terminate your employment hereunder for “Good Reason”, which shall be “treated” as an involuntary termination if the following “safe harbor” rules are satisfied:

i.	You must Separate from Service within a limited period of time, not to exceed 60 days following the reason for the Good Reason termination;

ii.	You must provide notice of the existence of the Good Reason condition within a period not to exceed 30 days of its initial existence.

iii.	The Company shall be provided a period of 30 days during which it may remedy the condition entitling you to terminate your employment for Good Reason.

The foregoing severance benefits may not be reduced without your written consent, notwithstanding the terms and conditions of any Severance Plan, or the cancellation of modification of any Severance Plan. The payment of 12 months base salary as severance is in lieu of any severance payment of base salary you would receive as part of any Severance Plan; however you shall receive any additional benefits not set forth herein to which you are entitled as an Executive as part of any Severance Plan, sponsored by the Company.

The parties acknowledge that the payment of some or all of the above severance benefits payable under the SMSC Severance Plan or this Letter Agreement may be considered to be a form of nonqualified deferred compensation benefits subject to 409A. In recognition of this fact, the parties hereby agree and confirm as follows:

i.	Notwithstanding anything to the contrary in this Agreement, in no event shall any benefits be paid to you prior to the 6th month anniversary of your Separation from Service as defined pursuant to 409A, unless otherwise permissible under 409A. Any and all payments that may not be paid prior to such 6th month anniversary shall be delayed until the first day of the month after such 6th anniversary occurs and shall retroactively apply to make you whole for any lost benefits, with interest at the rate of prime plus 2%, determined as of the first day of the month in which the Separation from Service occurred. To the extent that you are required to pay for the cost of any benefits to keep them in full force and effect during the 6 month delay period, you shall also be reimbursed for such out-of-pocket expenses as of the same date provided above with the same rate of interest.

ii.	Notwithstanding any provision to the contrary, in accordance with the Final Regulations issued under Section 409A of the Code, to the extent that any benefits to a Specified Employee do not exceed the lesser of the Specified Employee salary for the past 2 years or the Section 401(a)(17) limitations, such amount may be paid within the 6 month period of time during which benefits may generally not be paid to Specified Employees. To the extent benefits exceed such limitations (which is a maximum of $460,000 in 2008 and $490,000 in 2009), the balance of any payments not otherwise payable during such period shall be made following the expiration of the 6 month period following a Separation of Service in a single lump sum payment on the first day of the month after the 6 month separation period with interest equal to prime rate as of the first day of the month in which a Separation from Service occurs, plus 2%.

iii.	In the event that any payment or benefit required to be paid to you pursuant to this Agreement would violate 409A, the parties agree notwithstanding any provisions of this Agreement to the contrary, to amend this Agreement, to the extent necessary and reasonable to maintain the spirit of this Agreement without resulting in a violation under Section 409A.

iv.	In the event of a violation of 409A , it is not the intent of the Company for you to incur the excise tax and other penalties under 409A. Accordingly, to the extent any excise taxes, or underpayment of interest or penalties under 409A apply, the Company shall make a “gross up” payment to the employee, to offset the effect of any excise tax, interest or penalties incurred in accordance with 409A , and any tax on such gross up payments to the extent such action is legally permitted.

In the case of a Change in Control of Company, you are entitled to a “gross-up” payment in an amount sufficient to offset the effect of any excise tax incurred in accordance with Section 280G of the Code, and any tax on the gross-up payment; provided, that in the event the aggregate amount of the payments and benefits, that are otherwise subject to the excise tax of Section 4999 of the Code, you are entitled to receive in connection with a Change in Control (the “Aggregate Payment”) is equal to less than Twenty Thousand Dollars ($20,000.00) more than the product of (i) three and (ii) your Base Amount (as such term is defined in Section 280G(b)(3) of the Code and the regulations issued under Section 280G of the Code), the Aggregate Payment will be reduced to the minimum amount as will result in no portion of the Aggregate Payment being subject to such excise tax; provided that the payments and/or benefits to be eliminated in effecting such reduction shall be agreed upon between the Company and you.

All gross up payments set forth in the Letter Agreement shall be made as soon as legally permitted under Section 409A of the Code, but in no event later than 21/2 months following the end of the fiscal year in which the event giving rise to such gross up payment occurs and, if permissible, before the excise tax becomes due.

•	In order to receive the foregoing severance benefits, you shall be required to execute a general release within 30 days of the date of your separation from service (the “Release Period”), in substantially the form currently set forth in Section 15 of the Severance Plan.

•	The Company reimbursed you for reasonable relocation costs in connection with moving your residence from Allentown, Pennsylvania to Long Island, New York. In the event you voluntarily leave the Company’s employ on or before one year following the date you close on the purchase of a residence on Long Island (the “Close”), you will be required to immediately pay to the Company the total of the relocation costs paid to you or on your behalf, including tax protection payments, which were reportable income to you. In the event you voluntarily resign from the Company after one completed year of service from the Close but before the second anniversary of the Close, you will be required to immediately pay to the Company three quarters of the total of the relocation costs paid to you or on your behalf, including tax protection payments, which were reportable income to you. In the event you voluntarily resign from the Company after two completed years of service from the Close but before the third anniversary of the Close, you will be required to immediately pay to the Company one half of the total of the relocation costs paid to you or on your behalf, including tax protection payments, which were reportable income to you. In the event you voluntarily resign from the Company after three completed years of service from the Close but before the fourth anniversary of the Close, you will be required to immediately pay to the Company one quarter of the total of the relocation costs paid to you or on your behalf, including tax protection payments, which were reportable income to you.

•	Vacation time to be accrued at the rate of 20 days per year.

•	Paid holidays will be according to the Company’s holiday schedule for U.S. employees.

•	You will be eligible to participate in all other benefits programs offered to similarly situated employees in New York such as the Company’s 401k plan.

•	This offer is subject to the approval of the Compensation Committee of the Company or a majority of the independent directors of the Company.

Any payment that otherwise would be made to you prior to your delivery of such executed release shall be paid to you on the first business day following the conclusion of the Release Period.

In consideration of your employment with the Company and the compensation and benefits provided by the Company, you agree that for so long as you shall be employed by Company or any Company Affiliate, and for one year thereafter, you shall not, directly or indirectly, as principal, partner, agent, servant, employee, stockholder, or otherwise, anywhere in the world (the “Territory”), engage or attempt to engage in any business activity competitive with the business being conducted by Company or which Company or any Company affiliate plans to conduct, according to your knowledge at the time notice or actual termination occurs, whichever is earlier, . You recognize that the foregoing territorial and time limitations are reasonable and properly required for the adequate protection of the business of Company and that in the event that any such territorial or time limitation is deemed to be unreasonable in any proceeding to enforce these provisions or otherwise, you agree to request, and to submit to, the reduction of said territorial or time limitation to such an area or period as shall be deemed reasonable by the relevant tribunal. Further, you agree that for a period of 24 months after your termination of employment with Company for any reason, you shall not, directly or indirectly, whether on behalf of yourself or others, solicit, lure or hire away any employees of Company or assist or aid in any such activity. You acknowledge that the scope of the covenant not to compete and the nonsolicitation of employees and client provisions contained in this Agreement are reasonable. In the event that any aspect of these provisions is deemed to be unreasonable by a court, you will submit to any reductions as the court shall deem reasonable.

Your eligibility to participate in the various compensation and benefits plans offered by the Company is subject to your compliance with the terms of each plan, which may be amended or modified by the Company, in its sole discretion, from time to time except as set forth above.

A basic philosophy of SMSC is that we depend upon our employees to succeed. We therefore want our relationship to be one of long-standing, which offers you the opportunity to effectively use your skills and successfully service our customers’ needs. We are confident that you will perform satisfactorily and follow our policies and procedures. Our objective has always been to provide employees with career opportunities; however, this will be influenced by your performance and SMSC’s success in the marketplace. Changes in the economy, our markets and technology will continue to occur; therefore, notwithstanding the fact that we are a career employee oriented Company, this offer of employment should not be construed as a contract or a commitment that your employment will continue for a specific period of time.

We look forward to having you remain with SMSC for what I am confident will be a mutually beneficial association. In the meantime, if you have any questions, please do not hesitate to contact me. This Letter Agreement may be executed by each party by facsimile counterpart.

This Letter Agreement supersedes and replaces your Offer Letter and is only supplemented by your Employee Agreement dated September 6, 2006. This Letter Agreement does not cancel any stock options, stock appreciation rights or restricted stock awards previously granted to you.

Sincerely,

/s/ Christine King
President and Chief Executive Officer

Encl.

Agreed and accepted.

SIGNATURE:	/s/ Aaron Fisher

DATE:	November 6, 2008